Exhibit 99.1
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                            [Third Point Letterhead]


April 4, 2007

Flow International Board of Directors

Ms. Kathryn L Munro, Chairman
Mr. Jerry L. Calhoun
Mr. Richard P. Fox
Mr. Lorenzo C. Lamadrid
Mr. Stephen R. Light
Mr. Arlen I. Prentice
Mr. J. Michael Ribaudo
Mr. Jan K. Ver Hagen
c/o Flow International Corporation
23500 64th Avenue
South Kent, Washington 98032

Dear Flow Directors:

As you know, funds managed by Third Point LLC ("Third Point") are collectively the largest shareholder of Flow International Corporation ("Flow" or the "Company"), holding 13.6% of its common shares, plus warrants. We have been a patient and supportive shareholder. Two years ago we provided $15 million in financing in a privately negotiated transaction which enabled the Company to complete a debt restructuring. We have repeatedly waived compliance with our registration rights agreement in order to enable the Company to address accounting irregularities and complete financial statements, without extracting contractually mandated penalties. We have asked the Company to increase the trigger point for its "poison pill" so we could increase our stake. While we believed in the fundamental strength of the Company's business, we were concerned with the relatively small scale of its operations and the cost of its status as a public company.

On February 2, 2007, in the wake of the announcement of your successful CEO's plans to retire, we wrote to the Board to suggest that the time had come to retain an investment bank to offer the Company for sale, expressing the view that such a sale could be accomplished at a significant premium. We were encouraged by the response to that letter, as several independent directors and executive officers flew to New York on February 8 to meet with us, and seemed open to giving serious consideration to our suggested course of action. Since that meeting, however, we have been severely disappointed with the pace and process of the Board's follow-through, and have begun to wonder whether the directors are seriously exploring strategic alternatives or simply going through the motions.

Specifically, on February 20, Board Chair Kathryn Munro called Third Point to report that the Board had met to consider our letter and the meeting. She assured me that the views of the Company's largest shareholder would be taken very seriously, but the Board would need 3-4 weeks to determine and announce a course of action. However, when that period expired, there was no announcement or call explaining why more time might be required. Instead, the


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Company announced that yet another accounting irregularity was causing a delay in announcing earnings. The Company's general counsel suggested to Third Point's general counsel that the earnings announcement would contain an update on the matters we had raised. However, when we joined the call on Friday, March 30, we heard only that the Company had retained an anonymous investment bank to conduct a "capital markets review."

I then followed up with a call directly to Ms. Munro. I suggested to her that the Company's failure to identify the investment bank would discourage inquiry that could lead to a sale. She did not offer any explanation as to why it was appropriate to avoid disclosing the name of the bank, and advised me that it would be at least another month before the Company would have any information for interested parties to review. Shortly after the call, Flow's general counsel informed Third Point's general counsel that all Flow directors other than the Board Chair were being advised not to speak to me.

By the end of my call with Ms. Munro, I had begun to wonder whether the members of Flow's Board were truly taking their fiduciary duties seriously, or were more concerned with protecting their ability to receive substantial compensation as directors. In particular, I asked Ms. Munro whether she had any other sources of income, and she conceded that she was "retired." I found this quite surprising in light of the proxy statement disclosure that describes her as "Principal of Bridge West, a technology investment company." Our subsequent investigation suggested that "Bridge West" is controlled by Ms. Munro's husband (Thomas A. Munro, former President of struggling Wireless Facilities, Inc.), and we have been unable to identify any investments it has made or even confirm that it is a functioning enterprise. The other directors who represented the Board at the February 8 meeting also appear to be retirees, for whom their compensation as directors may be a principal source of personal income. Indeed, the composition of the Board of Flow may be emblematic of the often-discussed difficulties that smaller public companies have had, particularly in the wake of the Sarbanes-Oxley Act of 2002, of attracting and retaining experienced, energetic and truly disinterested directors.

At this point I am calling on the Board to retain a publicly identified and well recognized investment bank, with a clear mandate to explore strategic alternatives including a sale of the Company. I must also insist that the Company comply with best practices in corporate governance by repealing its poison pill and de-staggering the election of its Board. Do not make the mistake others have made by under-estimating my resolve in this matter. If you continue to disregard the will of the Company's owners, I will seek to replace members of the Board at the next annual meeting.

Sincerely,

/s/ Daniel S. Loeb